March 25, 2011
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Christine Adams, Senior Staff Accountant

Re:	ATA Inc. Form 20-F for the fiscal year ended March 31, 2010; Filed July 7, 2010 File No. 1-33910
Dear Ms. Adams:
     We recently received the Staff’s follow-up comment letter dated March 4, 2011 concerning the above referenced Form 20-F. The comment letter requests ATA Inc. (the “Company”) to provide its written responses to the Staff within 10 business days or to tell the Staff when it will provide its responses. The Company would like to request an extension of time to respond to the Staff’s comments in order to devote the appropriate amount of time and resources to consider the Staff’s comments. The Company expects to provide its responses to the comment letter by no later than April 11, 2011.
     If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please do not hesitate to contact me at (86-10) 6518-1122 ext. 5107 or David Roberts of O’Melveny & Myers LLP at (86-10) 6563-4209.
Respectfully submitted,
Name: Benson Tsang
Title: Chief Financial Officer

cc:	David Roberts
O’Melveny & Myers LLP